
Received SEC
JAN 06 2010
Washington, DC 20549

1-A/A

Item 1. Cover Page. **Form 1-A Model B**

(a) Name of the issuer; **INVESTMENTS THAT WORK, Inc.**

(b) The mailing address of the issuer's principal executive offices incl[RECEIVED] and the issuer's telephone number;

1805 North Carson Street, Suite E
Carson City, NV 89701
775-546-1450

RECEIVED
JAN - 6 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

(c) Date of the offering circular; December 14, 2009

(d) Description and amount of securities offered (Note: *this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities*);

Offering: 4,500,000 Common shares of Class A capital stock.
50,000 Common shares of Class B capital stock.


10010403

(e) The statement required by Rule 253;

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(f)

	Priced to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit A	$1.00/Share	None	$1.00/Share to Issuer
Per unit B	$10.00/Share	None	$10.00/Share to Issuer
Total	$5,000,000	$0.00	$5,000,000 to Issuer

(g) The name of the underwriter or underwriters; **Not Applicable. There is no underwriter.**

(h) Any materials required by the law of any state in which the securities are to be offered;

Washington State – SEC Form 1-A, Model B.
This offering has not yet been registered for offer and sale in any other state.

(i) If applicable, identify material risks in connection with the purchase of the securities: **Risk is limited to the loss of capital invested,** as disclosed in detail in Item 3, below. And,

(j) Approximate date of commencement of proposed sale to the public. **January, 15 2010**

NOTICE: <u>This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.</u>

Investments That Work, Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, and based on reasonable belief that the qualifications for exemption under Regulation A, are met, the registrant caused this registration statement to be signed on its behalf by the undersigned, and thereunto duly authorized said registration, in Bainbridge Island, Washington, and/or Carson City , Nevada, as of the date indicated by the signatory below.

Investments That Work, Inc.



By ______________________ January 5, 2010
Kevin Cross, Chief Executive Officer Date

This offering statement has been endorsed by the following persons, in the capacities and on the dates indicated.



By ______________________ January 5, 2010
Kevin Cross, Chief Executive Officer Date



By ______________________ January 5, 2010
John Leage, Chief Operations Officer Date



By ______________________ January 5, 2010
Peter Gibbons, Treasurer Date